UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for January, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: TRADING STATEMENT FOR THE SIX MONTHS ENDED
31 DECEMBER 2017

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:                     JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:                      ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:                  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:                   ZAE000151817
(“Sasol” or “Company”)
Trading statement for the six months ended 31 December 2017
Sasol’s headline earnings per share (HEPS) for the six months ended 31
December 2017 are expected to increase by between 12% and 17%
(approximating R1,81 to R2,57 per share) compared to the 2017 financial half year (prior period) HEPS of R15,12. Core HEPS 1  are expected to increase by between 1% and 6% compared to the prior period CHEPS of R17,41.
Earnings per share (EPS) for the same period are expected to decrease by between 20% and 25% (approximately R2,84 to R3,55 per share) from the prior period EPS of R14,21.
Sasol is expected to deliver a largely strong set of results, underpinned by a satisfactory operational performance across most of the value chain, higher crude oil and product prices and increased demand for our specialty chemicals products. Our results were however constrained by poor economic conditions in South Africa, which impacted on demand for our products, a less than satisfactory operational performance at our Natref operations, a much stronger closing rand/US dollar exchange rate and the negative impact of remeasurement and once-off item charges.
Average Brent crude oil prices moved higher by 19% and since December 2017, spot prices have moved closer to the US$70/bbl mark, which if sustained at these levels, are expected to positively impact our results during the second half of financial year 2018. Similarly, our refining margins increased by 16% to US$9,73/bbl. We have also seen a steady increase in most commodity chemical prices. Despite the volatile macro-economic environment, average margins for most of our specialty chemicals products increased over the first six months ended 31 December 2017.
Sales and production performance are summarised as follows:
·  Normalised sales volumes increased by 3% for our Performance
   Chemicals business spurred by increased market demand;
·  Base Chemicals business reported a 1% decrease in normalised sales volumes attributable to delays at a port in South Africa and the impact of Hurricane Harvey in the US. Sales volumes lost as a result of the port constraint are expected to be recovered during the second half of the financial year;
·  Production volumes from our Secunda Synfuels Operations decreased by
   1% due to a planned shutdown. The Secunda Synfuels production volume trend is still in line with our planned 2018 production targets;
·  Our Eurasian Operations increased production volumes by 2% on the back of stronger product demand and increased plant availability;
·  Production volumes of 63kt from our FT Wax facility were achieved and are in line with market guidance;
1
Core headline earnings are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end is to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group’s sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. The afore-mentioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol’s financial position, changes in equity, results of operations or cash flows.

·  Natref’s production volumes were down 21% owing to plant shutdowns and an unexpected Eskom electricity supply interruption at the start of the financial period. This, together with softer market demand, lowered our liquid fuels sales volumes by 3%;
·  ORYX GTL continued to deliver an exceptional performance, with an average utilisation rate of 99%;
·  Our mining operations were interrupted in December 2017 due to a tragic fatality at our Syferfontein Colliery which resulted in lower than expected production volumes. We are currently restoring the coal stockpile through our own production and additional external purchases to ensure continued supply to the Sasol integrated value chain.
·  We are making steady progress with our LCCP project in Lake Charles.
   At 31 December 2017, capital expenditure amounted to US$8,8 billion, and the overall project completion was 81%. The total forecast capital cost for the project remains within the previous market guidance of US$11,13 billion and project progress is tracking the approved schedule. The recent tax reform changes in the US will have a positive impact on the returns of the asset and are expected to provide increased value to shareholders. More detail on the impact of the tax reform changes will be shared with the interim results to be released on 26 February 2018.
Sasol´s earnings for the six months ended 31 December 2017 will be impacted by the following notable once off and period close items:
HEPS
EPS
Rand
per
share
Rand
per
share
Translation losses arising from a stronger closing
rand/US dollar market exchange rate at 31 December
2017
(R1,34) (R1,34)
Mark-to-market valuation of commodity and foreign
exchange hedges using a forward rate at 31 December
2017
R0,79 R0,79
Net remeasurement items
-
(R6,37)
Included in remeasurement items is an impairment of our US GTL project amounting to R1,1 billion (US$83 million) and a partial impairment of our
Canadian shale gas assets of R2,8 billion (CAD281 million), driven mainly by the depressed gas market outlook.
The effective corporate tax rate increased from 28% in the prior year to
31% mainly due to the impairment of our Canadian shale gas assets. The tax litigation matter in respect of our crude oil procurement process is ongoing and there are no further significant developments.
Core HEPS
(1)
are expected to range between an increase by 1% and 6% compared to the prior period, mainly as a result of higher crude oil and product prices, higher margins in specialty chemicals and improved refining margins, partially offset by the stronger rand/US dollar exchange rate. The increase/(decrease) to Core HEPS is as follows:
Half
year
2018
Half
year
2017
Rand
per
share
Rand per
share
Translation impact of closing exchange rate
R1,34 R0,37

Mark-to-market valuation of oil and foreign exchange
hedges
(R0,79) R1,44
Once-off Uzbekistan licence fee
- (R0,58)
Strike action at Sasol Mining and related costs
- R1,06
A detailed summary of production and key business performance metrics for the financial half year for all our businesses is available on our website,
www.sasol.com
.
Key macro-economic summary
Half
year
2018
Half
year
2017
%
change
Rand/US dollar average exchange rate
13,40 13,99 (4)
Rand/US dollar closing exchange rate
12,37 13,74 (10)
Average dated brent crude oil price (US
dollar / bbl)
56,74 47,68 19
Refining margin (US dollar / bbl)
9,73
8,42
16
Henry Hub gas price (US dollar / million
British thermal unit)
2,93 2,95 (1)
Our results for the first half of the 2018 financial year may be further affected by adjustments resulting from our half year-end closure process.
This could result in a change in the estimated earnings noted above. This trading statement only deals with the comparison to the first half of the
2017 financial year.
The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's financial results for the six months ended 31 December 2017 will be announced on Monday, 26 February 2018.
23 January 2018
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited
Disclaimer – Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects, (including
LCCP), oil and gas reserves and cost reductions, including in connection with our BPEP, RP and our business performance outlook. Words such as
“believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”,
“could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2017 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-
looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-
looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 23 January, 2018 By: /s/ V D Kahla
Name:     Vuyo Dominic Kahla
Title:
Company Secretary